Exhibit 99.1

AYR Wellness Reaches Agreement on GSD NJ and Sira Naturals Earn-Out Amendments and Retains Moelis & Company LLC as Financial Advisor

MIAMI FL, May 12, 2023 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, today announced that it has reached an agreement with Elk Spring Partners, LLC (together with the other selling securityholders under the MIPA (as defined below), the “NJ Counterparties”) to amend the earn-out payment terms under the membership interest purchase agreement (the “MIPA”) dated as of March 26, 2021, as amended, relating to the Company’s acquisition of New Jersey-based GSD NJ, LLC (“GSD”).

The earn-out formula and payment terms under the MIPA were amended as follows:

•	The first US$10 million portion of the earn-out will continue to be payable in cash, which payment is expected to be made to the NJ Counterparties by May 19, 2023.

•	The next US$14 million portion of the earn-out, which was to be satisfied by issuing 12.5% promissory notes due September 2024 with interest and principal payments, will instead be satisfied by issuing 13.5% promissory notes due December 2026 with monthly interest-only payments until May 2024 (with 1% monthly amortization thereafter). The promissory notes are expected to be issued by May 19, 2023. This amendment results in a meaningful extension of the maturity date and delays repayment of principal, thereby preserving cash on the balance sheet; and

•	The remaining portion of the earn-out, which up to a potential maximum amount of US$72.75 million based on sales of GSD, was to be satisfied by issuing subordinate voting shares (“SVS”) based on a 15% discount to the then market price of the SVS, will instead be satisfied by (i) issuing an aggregate of 3,797,468 SVS or shares of CSAC Acquisition NJ Corp. that are exchangeable for SVS at anytime or from time to time at the discretion of the holder, at a price equal to US$0.79 per SVS by May 19, 2023; and (ii) a cash payment to the NJ Counterparties of approximately US$10.2 million to be made at a future time based on circumstances related to negotiations with other debtholders. This amendment results in a substantial reduction of dilution to the Company’s shareholders.

In addition, the Company announced today that it has reached an agreement with Green Partners Investor LLC and the other selling securityholders (together, the “Sira Counterparties”) to amend the payment terms under the equity exchange agreement dated as of May 24, 2019, as amended, relating to the Company’s Massachusetts-based acquisition of Sira Naturals Inc. (the “EEA”).

The payment terms under the EEA, which were expected to result in a cash payment of US$27.5 million on or before May 1, 2024, has been amended to be paid on the later of (i) the date that is ten calendar days following the maturity date of AYR’s 12.5% senior notes due December 10, 2024 (as may be amended or extended); or (ii) May 1, 2026, but in no event later than December 10, 2026.The unpaid portions of the EEA earn-outs will bear interest at a rate of 6% per annum with 10% annual amortization. The amendment of the EEA earn-out terms results in a material portion of the earn-out payment being deferred until at least May of 2026, thereby preserving cash on the balance sheet.

The Company also announced today that it has engaged Moelis & Company LLC as its financial advisor to help the Company explore capital structure alternatives to extend upcoming debt maturities.

The Company also announced today that it is in discussions with holders of vendor-take-back and other promissory notes regarding amendments to the terms (including maturities) of such notes.  The Company has executed amendments to promissory notes issued to the NJ Seller Representative and certain of its affiliates to extend the maturity dates of notes with outstanding principal amount of US$27.65 million in the aggregate for two (2) years, conditioned upon, among other things, holders of at least 75% of the Company’s 12.5% senior notes due 2024 (“Senior Notes”) agreeing to extend the maturity date of such Senior Notes by at least two (2) years.

About AYR Wellness Inc.

AYR is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

AYR’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.AYRwellness.com.

Company/Media Contact:

Robert Vanisko
VP, Corporate Communications
T: (786) 885-0397
Email: robert.vanisko@AYRwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (786) 885-0397
Email: IR@AYRwellness.com

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, issuance of SVS to the NJ Counterparties, future payments to the NJ Counterparties and Sira Counterparties, amendments to debt obligations that are contingent on the results of negotiations with third party debtholders, the review of potential capital structure alternatives, and the outcome of negotiations regarding potential amendments to the vendor-take-back notes and/or other debt obligations. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: the Company may not be able to obtain amendments to its debt obligations on satisfactory terms or at all; the Company may not be able to raise additional debt or equity capital on satisfactory terms or at all. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While AYR believes there is a reasonable basis for these assumptions, such results may not be met.